Exhibit 99.1

             B Communications Reports Financial Results For Q1 2010

                  - Transitional Quarter Before BCOM Commences
                     Incorporation of Bezeq's Financials -

Ramat Gan, Israel - May 24, 2010 - B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the first quarter ended March 31, 2010.

Q1 Was A Transitional Quarter For B Communications

The first quarter of 2010 was a transitional period for B Communications as it completed its final preparations for the acquisition of the controlling interest (approximately 30.43%) in Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq") in consideration for approximately NIS 6.5 billion (approximately US $1.75 billion). The transaction was completed on April 14, 2010, subsequent to the end of the quarter.

As a prerequisite for regulatory approval of the Bezeq transaction, the Company sold its legacy communications business as of January 1, 2010 to a wholly-owned subsidiary of Ampal-American Israel Corporation for NIS 1.2 billion (US $323 million), generating a capital gain of NIS 60 million (US $16.2 million). This gain is included in B Communications's first quarter results.

The Company's operating results for the first quarter reflect neither the operations of its legacy communications business, which were divested as of the first day of the quarter, nor the results of Bezeq, whose results will not be consolidated into the Company's financial statements until the second quarter of 2010. In the first quarter of 2010, Bezeq reported revenues of approximately NIS
2.9 billion (US $785 million), operating profit of NIS 874 million (US $235 million) and net profit of NIS 642 million (US $173 million).

Adoption of International Financial Reporting Standards (IFRS) In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard, the Generally Accepting Accounting Principles used in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company's Annual Report on Form 20-F for the year ended December 31, 2009, which will be filed during June 2010, will include consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

Comments of Management

Mr. Eli Holtzman, CEO of B Communications, commented, "We are very excited to have closed the Bezeq transaction, the realization of our goal to become Israel's leading telecom player. Our current focus is to `digest' this transaction and to execute our well-calculated plan for repayment of the associated debt incurred. Over the longer term, our Group as a whole will look to leverage our accumulated know-how and experience in the area of telecommunications and acquisitions and search for accretive global investments which match our growth strategy.

 "We believe this transaction has made BCOM, as well as our parent company IGLD, into exceedingly attractive investment opportunities. Beginning in the second quarter, the transaction is expected to increase our revenues nearly ten-fold and boost our profits very significantly. Just as important, the transaction has positioned both BCOM and IGLD shares as Nasdaq-traded vehicles that allow international investors to make leveraged investments in Bezeq, which currently trades only on the Tel Aviv Stock Exchange. As such, we believe the transaction will increase the liquidity of our shares, and further, will create significant additional shareholder value."

Financial Results

As explained above, B Communications's results for the first quarter did not include the contribution of its legacy communications business or the results of Bezeq. As such, the Company recorded no revenues for the first quarter of 2010.

However, during the first quarter the Company recorded a capital gain totaling NIS 60 million (US $16 million) related to its divestment of its legacy communications business. This gain was offset in part by administrative expenses, financial expenses and tax expenses.

As a result, the Company recorded net income for the quarter of NIS 25 million (US $7 million), or NIS 0.96 (US $0.26) per basic and NIS 0.94 (US $0.25) per diluted share. In the first quarter of 2009, which included the contribution of B Communications's legacy communications business, revenues were NIS 284 million and net income was NIS 49 million, or NIS 1.93 basic and diluted per share.

Capital Resources

 B Communications's cash and cash equivalents as of March 31, 2010 were NIS 1.8 billion (US $486 million). Net cash (excluding total gross debt) was NIS 1.4 billion (US $375 million).


---------------------------- ----------------------- ---------------------------
(in NIS thousands)             As of March 31, 2010    As of May 20, 2010
                             (pre Bezeq transaction) (post Bezeq transaction)
---------------------------- ----------------------- ---------------------------
Cash and cash equivalents                1,806                    484
---------------------------- ----------------------- ---------------------------
Total gross debt                         (412)                  (4,860)
---------------------------- ----------------------- ---------------------------
Net cash / (debt)                        1,394                  (4,376)
---------------------------- ----------------------- ---------------------------

                                       ##

Conference Call Information

The management of B Communications invites its investors and other interested parties to participate in the conference call of its parent company, Internet Gold -Golden Lines Ltd. (NASDAQ: IGLD), to be held today at 09:00 am EDT (16:00 in Israel). During the call, the CEO and CFO of both Internet Gold and B Communications, Messrs. Eli Holtzman and Mr. Doron Turgeman, will be available to answer questions regarding both Internet Gold and B Communications.

To participate, please call one of the following access numbers several minutes before the call begins: 1-888-281-1167 from within the U.S. or 1866-485-2399 from within Canada, 0-800-917-9141 from within the U.K., or +972 3 918-0687 from other international locations.

The call will also be broadcast live through the company's Website, www.bcommunications.co.il , and will be available for replay during the next 30 days.

Additional Notes:

Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of March 31, 2010 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2010 (NIS 3.713 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (30.43%) in Bezeq
(www.bezeq.co.il), Israel's incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel's telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors.

B Communications is a subsidiary of Internet Gold (approximately 76.25%-owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group.

For more information, please visit the following Internet sites:
www.eurocom.co.il     www.bcommunications.co.il/    www.ir.bezeq.co.il/

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay - IR director
i.azulay@bcommunications.co.il / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

                                                           B Communications Ltd.

Consolidated Income Statements
--------------------------------------------------------------------------------
(In thousands, except share and per share data)


                                                                     Convenience
                                                                translation into
                                                                    U.S. dollars
                                                                  $1 = NIS 3.713
                                                                  --------------
                                                 Three month         Three month
                                                period ended        period ended
                                                    March 31            March 31
                                                        2010                2010
                                               -------------       -------------
                                                 (Unaudited)         (Unaudited)
                                               -------------       -------------
                                               NIS thousands       US$ thousands
                                               -------------       -------------


General and administrative expenses                  13,180               3,550
Capital gain from 012 transactions                   59,652              16,066
                                                     ------              ------

Results from operating activities                    46,472              12,516

Financing income                                     18,270               4,921
Financing expenses                                   19,459               5,241
                                                     ------               -----
Financing expenses, net                               1,189                 320
                                                      -----                 ---

Income before tax expenses                           45,283              12,196

Tax expenses                                         20,618               5,553
                                                     ------               -----

Net income                                           24,665               6,643
                                                     ======               =====

Income per share, basic
Net income per share                                   0.96                0.26
                                                       ====                ====
Weighted average number of shares outstanding    25,608,969          25,608,969
                                                 ==========          ==========

Income per share, diluted
Net income per share                                   0.94                0.25
                                                       ====                ====
Weighted average number of shares outstanding    26,227,124          26,227,124
                                                 ==========          ==========